Form AW WD

March 17, 2009

Via EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: China Nutrifruit Group Limited
Form AW
Filed March 17, 2009  (Accession # 0001204459-09-000430)
File No. 333-154222

Ladies and Gentlemen:

We are writing to request withdrawal of an Amendment Withdrawal request filed previously pursuant to Rule 477 under the Securities Act of 1933. That withdrawal request, filed on March 17, 2009, referenced the incorrect File Number. We will be re-filing the Amendment Withdrawal Request referencing the correct File Number.

If you have any questions regarding this matter, please contact Fang Liu of Pillsbury Winthrop Shaw Pittman LLP, the Registrant’s securities counsel, at (202) 663-8346. Thank you for your attention to this matter.

Sincerely,

/s/ Colman Cheng
Colman Cheng
Chief Financial Officer
China Nutrifruit Group Limited